================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

          (CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                       [X] Form 10-Q [ ] Form N-SAR

                       For Period Ended: June 30, 2004


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                         PART I. REGISTRANT INFORMATION

                          SUTTER HOLDING COMPANY, INC.
                            (Full Name of Registrant)

             Former Name if Applicable: Shochet Holding Corporation

      220 Montgomery Street, Suite 2100, San Francisco, CA        94104
   (Address of Principal Executive Office, Street and Number)   (Zip Code)


                        PART II. RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate) [ X ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant is requesting an extension for the filing of the Quarterly Report on Form 10-Q for the period ended June 30, 2004 because the Company does not have all information necessary to complete the required financial reports by August 16, 2004. The Company will file the Quarterly Report on Form 10-Q for the period ended June 30, 2004 with completed financial statements on or before the extended due date of August 23, 2004.


                           PART IV. OTHER INFORMATION

(1) The name and telephone number of the person to contact in regard to this notification is Karen La Monte at (415) 788-1441.

(2) Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

         / X/ Yes       /  / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         / X/ Yes      /  / No

        The registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003 reflected a nominal profit for the quarter then ended and a profit of approximately $296,000 for the six months then ended, while the Quarterly Report on Form 10-Q to be filed for the quarter ended June 30, 2004 is expected to reflect a loss of approximately $334,000 for the quarter ended June 30, 2004 and a loss of approximately $681,000 for the six months then ended. These changes in operating results were due primarily to costs incurred during the first two quarters of the current fiscal year in connection with the businesses acquired by the registrant during the last fiscal year, and the performance of these acquired businesses under market conditions prevailing during the first two quarters of the current fiscal year.

          The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                            By: /s/ William G. Knuff III
                                                ------------------------
                                                William G. Knuff III
                                                Chief Executive Officer
                                            Date: August 16, 2004